EXHIBIT 99.1

For Immediate Release	Date: April 26, 2018
18-19-TR

Teck Reports Voting Results from
Annual General Meeting

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today, in accordance with Toronto Stock Exchange requirements, the voting results from its Annual General Meeting held Wednesday, April 25, 2018 in Vancouver, British Columbia.

A total of 6,407,327 Class A common shares and 437,778,254 Class B subordinate voting shares were voted at the meeting, representing 80.29% of the votes attached to all outstanding shares. Shareholders voted in favour of all items of business before the meeting, including the election of all director nominees as follows:

	Votes in Favour	Votes Withheld	% of Votes Cast in Favour (rounded)
M.M. Ashar	1,052,609,623	3,193,917	99.70
Q. Chong	976,213,833	79,589,707	92.46
L.L. Dottori-Attanasio	1,053,433,802	2,369,738	99.78
E.C. Dowling	1,048,192,443	7,611,097	99.28
E. Fukuda	1,053,591,615	2,211,925	99.79
N.B. Keevil	1,046,575,739	9,227,801	99.13
N.B. Keevil III	1,052,944,284	2,859,256	99.73
T. Kubota	1,052,654,683	3,148,857	99.70
D.R. Lindsay	1,052,588,478	3,215,062	99.70
S.A. Murray	1,053,962,352	1,841,188	99.83
T.L. McVicar	1,050,754,803	5,048,737	99.52
K.W. Pickering	1,052,751,458	3,052,082	99.71
U.M. Power	1,054,133,347	1,670,193	99.84
W.S.R. Seyffert	1,035,643,282	20,160,258	98.09
T.R. Snider	1,052,578,093	3,225,447	99.69
Detailed voting results for the meeting are available on SEDAR at www.sedar.com.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.
Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com
Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com